Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

July 2006 Cash Distribution and Upcoming Events

July 2006 Cash Distribution – $0.13 per Trust Unit

Calgary, July 6, 2006...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of July 2006 of $0.13 (13.0 cents) per trust unit payable on August 15, 2006. The record date is July 31, 2006 and the ex-distribution date will be July 27, 2006. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For income tax purposes, the income from the July 2006 cash distribution of $0.13 per trust unit is considered to be "other income".

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

Upcoming Release of 2006 Second Quarter Results and Conference Call

The Fund expects to release its 2006 second quarter results on August 10, 2006. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2006 second quarter results is scheduled for 10:30 am EST (8:30 am MST) on Friday, August 11, 2006. To participate in the call, dial: 1-800-814-4861. A recording of the call will be available for replay until midnight, August 18, 2006. To access the recording, dial: 1-877-289-8525 and enter the pass code: 21195399 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at www:superiorplus.com under the "Events and Presentations" section.

About Superior Plus and the Fund

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the third largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Vice-President, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973 Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com

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